Exhibit 99.1

ICON Shareholders Pass All Resolutions at Its Annual General Meeting

DUBLIN--(BUSINESS WIRE)--July 20, 2010--ICON plc, advises that all resolutions recommended by the Board at the Annual General Meeting of the Shareholders of the Company, held on 19 July 2010, were duly passed by shareholders. The Company is obliged to hold an Annual General Meeting of Shareholders under Irish law. The resolutions passed at the Annual General Meeting are set out in the Notice of the Annual General Meeting which is available on the ICON plc website www.iconplc.com.

Ciaran Murray, CFO

ICON plc

About ICON plc

ICON plc (NASDAQ: ICLR) (ISIN: IE0005711209) is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development – from compound selection to Phase I-IV clinical studies. ICON currently employs over 7,500 employees, operating from 71 locations in 39 countries.

Further information is available at www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations 1-888-381-7923
or
Ciaran Murray, Chief Financial Officer
+ 353 –1-291-2000
or
Brendan Brennan, VP Corporate FP&A
+ 353 –1-291-2000